UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Final Amendment)*

Waste Industries USA, Inc.

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

941057 10 1

(CUSIP Number)

Lonnie C. Poole, Jr.

3301 Benson Drive

Suite 600

Raleigh, NC 27609

(919) 325-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

William G. McNairy, Esq.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

230 N. Elm Street, Suite 2000

Greensboro, North Carolina 27401

April 30, 2008 and May 9, 2008

(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 941057 10 1	13D	Page 2 of 15

1	NAME OF REPORTING PERSON: Lonnie C. Poole, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,548,619
8 SHARED VOTING POWER: 1,803,049 (1)
9 SOLE DISPOSITIVE POWER: 1,548,619
10 SHARED DISPOSITIVE POWER: 1,803,049 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 3,351,668 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.6% (3)
14	TYPE OF REPORTING PERSON: IN

(1)	Includes 1,741,729 shares of Common Stock held by the Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995 for the benefit of Mr. Poole’s children, deemed to be beneficially owned by Mr. Poole pursuant to Rule 13d-3(d)(1)(i).

(2)	Amount in Row 11 does not include: (i) 30,668 shares owned by Mr. Poole’s wife, Carol Poole; (ii) 34,763 shares owned by Mr. Poole’s mother, Maxine Poole; (iii) 45,000 shares owned by The Lonnie and Carol Poole Family Foundation, the President of which is Mr. Poole’s wife; and (iv) 700,000 shares owned by Damas II Charitable Remainder Unitrust u/a/d 12/13/07. Mr. Poole disclaims any and all beneficial or pecuniary interest in these shares of Common Stock.

(3)	Based on 14,194,868 shares of Common Stock outstanding at May 8, 2008, as disclosed by the Issuer to the Reporting Persons (the “Reported Shares Outstanding”) and options to acquire a further 6,689 shares of Common Stock, exercisable by Mr. Poole within 60 days of May 8, 2008 which was the day prior to the Merger (as hereinafter defined).

(4)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 3 of 15

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 711,566
8 SHARED VOTING POWER: 1,794,361
9 SOLE DISPOSITIVE POWER: 711,566
10 SHARED DISPOSITIVE POWER: 1,794,361

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,505,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.6% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include (i) 7,830 shares held by Mr. Poole’s mother, Carol Poole, in a custodial account for the benefit of Mr. Poole’s children, of which Mr. Poole disclaims any and all beneficial or pecuniary interest.

(2)	Based on the Reported Shares Outstanding and options to acquire a further 1,160 shares of Common Stock, exercisable by Mr. Poole within 60 days of May 8, 2008.

(3)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 4 of 15

1	NAME OF REPORTING PERSON: Scott J. Poole
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,116,226
8 SHARED VOTING POWER: 1,741,729
9 SOLE DISPOSITIVE POWER: 1,116,226
10 SHARED DISPOSITIVE POWER: 1,741,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,857,955
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.1% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 7,314 shares held by Mr. Poole’s mother, Carol Poole, in a custodial account for the benefit of Mr. Poole’s children, of which Mr. Poole disclaims any and all beneficial or pecuniary interest.

(2)	Based on the Reported Shares Outstanding.

(3)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 5 of 15

1	NAME OF REPORTING PERSON: Jim W. Perry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,327,575
8 SHARED VOTING POWER: 50,000
9 SOLE DISPOSITIVE POWER: 1,327,575
10 SHARED DISPOSITIVE POWER: 50,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,377,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7% (2)
14	TYPE OF REPORTING PERSON: IN

(1)	Amount in Row 11 does not include 15,000 shares owned by Mr. Perry’s wife, of which Mr. Perry disclaims any and all beneficial or pecuniary interest.

(2)	Based on the Reported Shares Outstanding and options to acquire a further 3,536 shares of Common Stock, exercisable by Mr. Perry within 60 days of December 18, 2007.

(3)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 6 of 15

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 28,536
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 28,536
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 28,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole is the sole trustee of this Trust.

(2)	Based on the Reported Shares Outstanding.

(3)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 7 of 15

1	NAME OF REPORTING PERSON: Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 411,410
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 411,410
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 411,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.9% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole is the sole trustee of this Trust.

(2)	Based on the Reported Shares Outstanding.

(3)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 8 of 15

1	NAME OF REPORTING PERSON: Lonnie C. Poole, Jr. Grantor Trust dated May 1, 1995 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 1,741,724
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 1,741,724
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,741,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3% (2)
14	TYPE OF REPORTING PERSON: OO

(1)	Scott J. Poole and Lonnie C. Poole, III are the joint trustees of this Trust. Lonnie C. Poole, Jr. is the grantor of this Trust.

(2)	Based on the Reported Shares Outstanding.

(3)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 9 of 15

1	NAME OF REPORTING PERSON: Perry 2007 Irrevocable Trust U/A/D December 13, 2007 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 50,000
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 50,000
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%
14	TYPE OF REPORTING PERSON: OO

(1)	Rebecca Elliott Perry is the sole trustee of this Trust. Jim W. Perry is the grantor of this Trust.

(2)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 10 of 15

1	NAME OF REPORTING PERSON: Damas II Charitable Remainder Unitrust u/a/d 12/13/07 (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 700,000
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 700,000
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.9%
14	TYPE OF REPORTING PERSON: OO

(1)	Robert Hall is the sole trustee of this Trust. Lonnie C. Poole, Jr. is the grantor of this Trust.

(2)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

CUSIP No. 941057 10 1	13D	Page 10 of 15

1	NAME OF REPORTING PERSON: C3 Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 52,632
8 SHARED VOTING POWER: —
9 SOLE DISPOSITIVE POWER: 52,632
10 SHARED DISPOSITIVE POWER: —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 52,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.4%
14	TYPE OF REPORTING PERSON: CO

(1)	All amounts show ownership on the day prior to the Merger. On the day after the effective time of the Merger, the ownership will be zero for all Reporting Parties.

SCHEDULE 13D/A

EXPLANATORY NOTES: This Final Amendment No. 4 (this “Amendment”) is being filed by (1) Lonnie C. Poole, Jr., (2) Lonnie C. Poole, III, (3) Scott J. Poole, (4) Jim W. Perry, (5) Lonnie C. Poole, III Irrevocable Trust (Tailwalker Trust) (“Tailwalker Trust”), (6) Lonnie C. Poole, III Irrevocable Trust (Tailwalker Non-GST Trust) (“Non-GST Trust”) and (7) Lonnie C. Poole, Jr. Grantor Trust Dated May 1, 1995 (“Grantor Trust”) (collectively, the “Rollover Shareholders”) and (8) Perry 2007 Irrevocable Trust U/A/D December 13, 2007 (“Perry Trust”) and (9) Damas II Charitable Remainder Unitrust u/a/d 12/13/07 (“Damas Trust”) and (10) C3 Foundation, Inc. (together, the “Reporting Persons”).

Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 13D originally filed by the Original Reporting Persons on November 2, 2007, as the same has been amended by Amendment Nos. 1, 2 and 3 (the “Initial Statement”).

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Initial Statement is supplemented by adding the following:

This Amendment is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement among the Reporting Persons is filed as Exhibit 7.18 to this Amendment.

The business address of C3 Foundation, Inc. is 3301 Benson Drive, Suite 601, Raleigh, North Carolina 27609.

C3 Foundation, Inc. is a North Carolina nonprofit corporation. Lonnie C. Poole III is a member of the Board of Directors and Vice President of the corporation.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Initial Statement is supplemented by adding the following:

The shares of Common Stock that C3 Foundation, Inc. beneficially owns were transferred to it by Lonnie C. Poole III.

On May 9, 2008, pursuant to the terms of the Merger Agreement, Articles of Merger were filed with the North Carolina Secretary of State and, as a result thereof, Merger Sub was merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and the wholly-owned subsidiary of Parent and MidCo and related intermediate entities. As a result, the Issuer no longer has securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and each Reporting Person may no longer be deemed to constitute a “group” with each other Reporting Person and the Sponsors.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Initial Statement is hereby amended as follows:

The last paragraph of Item 3 above is hereby incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Initial Statement is supplemented as follows:

On the date of its formation, C3 Foundation, Inc. had beneficial ownership of 52,632 shares of Common Stock, which represent approximately 0.4% of the reported shares outstanding on such date. The cover pages of this Amendment are incorporated herein by reference.

The last paragraph of Item 3 above is hereby incorporated by reference and in its entirety into this Item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last paragraph of Item 3 above is hereby incorporated by reference and in its entirety into this Item 5.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The disclosure in Item 7 is hereby amended and restated in its entirety as follows:

EXHIBIT	DESCRIPTION
7.01	GS Direct, L.L.C. Equity Commitment Letter, dated December 17, 2007.

7.02	MIP Waste Holdings, L.P. Equity Commitment Letter, dated December 17, 2007.

7.03	Lonnie C. Poole, Jr. Rollover Equity Commitment Letter, dated December 17, 2007.

7.04	Lonnie C. Poole, III Rollover Equity Commitment Letter, dated December 17, 2007.

7.05	Scott J. Poole Rollover Equity Commitment Letter, dated December 17, 2007.

7.06	Jim W. Perry Rollover Equity Commitment Letter, dated December 17, 2007.

7.07	Lonnie C. Poole, Jr. Grantor Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.08	Tailwalker Non-GST Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.09	Tailwalker Trust Rollover Equity Commitment Letter, dated December 17, 2007.

7.10	Amendment to the Debt Commitment Letter, dated December 17, 2007.

7.11	Joinder Agreement made and entered into by the Perry 2007 Irrevocable Trust U/A/D December 13, 2007 and the Damas II Charitable Remainder Unitrust U/A/D 12/13/07, dated December 17, 2007

7.12	Agreement and Plan of Merger, dated December 17, 2007 by and among Waste Industries USA, Inc., Marlin HoldCo LLC, and Marlin MergeCo, Inc.

7.13	Interim Investors Agreement, dated December 17, 2007.

7.14	Agreement of Limited Partnership of Marlin HoldCo LP, dated December 17, 2007.

7.15	Limited Liability Company Agreement of Marlin HoldCo GP, LLC, dated December 17, 2007.

7.16	Limited Guarantee, dated December 17, 2007.

7.17	Joint Filing Agreement by and among the Reporting Persons, dated as of December 17, 2007.

7.18	Joint Filing Agreement by and among the Reporting Persons, dated as of May 9, 2008.

With the exception of exhibits 7.17 and 7.18, all of the above exhibits are incorporated herein by reference to the exhibits to the Schedule 13D/A filed by The Goldman Sachs Group, Inc. and others with respect to the Issuer on December 20, 2007. Exhibit 7.17 is incorporated herein by reference to the exhibits to the Schedule 13D/A filed by the Reporting Persons with respect to the Issuer on December 20, 2007.

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Schedule 13D/A with respect to such person is true, complete and correct.

Dated: May 9, 2008

/s/ Lonnie C. Poole, Jr.
LONNIE C. POOLE, JR.

/s/ Lonnie C. Poole, III
LONNIE C. POOLE, III

/s/ Jim W. Perry
JIM W. PERRY

/s/ Scott J. Poole
SCOTT J. POOLE

LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER TRUST)

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

LONNIE C. POOLE, III IRREVOCABLE TRUST (TAILWALKER NON-GST TRUST)

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

LONNIE C. POOLE, JR. GRANTOR TRUST DATED MAY 1, 1995

By:	/s/ Scott J. Poole
Name:	Scott J. Poole
Title:	Trustee

DAMAS II CHARITABLE REMAINDER UNITRUST U/A/D 12/13/07

By:	/s/ Robert H. Hall
Name:	Robert H. Hall
Title:	Trustee

PERRY 2007 IRREVOCABLE TRUST U/A/D DECEMBER 13, 2007

By:	/s/ Rebecca Perry
Name:	Rebecca Perry
Title:	Trustee

C3 FOUNDATION, INC.

By:	/s/ Lonnie C. Poole III
Name:	Lonnie C. Poole III
Title:	Vice President